UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE

FILING

(Check one):	☒ Form 10-K	☐Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIO-key International, Inc.

Full Name of Registrant

Former Name if Applicable

101 Crawfords Corner Road

Suite 4116

Address of Principal Executive Office (Street and Number)

Holmdel, NJ 07733

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

BIO-key International, Inc, (the “Company”) is unable to timely file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2023 due to delays in the compilation, presentation and review of certain financial information and other disclosures required to be included in the Annual Report on Form 10-K. The Company expects to file the Form 10-K as soon as reasonably practicable and in any event, on or before the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cecilia Welch	732	359-1112
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report the following significant changes in its results of operations for the year ended

December 31, 2023 as compared to the results for the corresponding period in 2022:

●	Revenue will be $9,053,166 as compared to $7,020,258 in the year ended December 31, 2022;
●	Total costs and other expenses will be $5,751,716 as compared to $2,439,570 in the year ended December 31, 2022;
●	Gross Profit will be $3,301,450 as compared to $4,980,688 in the year ended December 31, 2022;
●	Total operating expenses will be $9,657,636 as compared to $14,504,316 in the year ended December 31, 2022;
●	Total other income will be $170,466 as compared to Total other expense of $(2,006,709) in the year ended December 31, 2022;
●	Comprehensive Loss will be $(6,150,363) as compared to $(12,152,505) in the year ended December 31, 2022; and
●	Basic and diluted loss per common share will be $(11.45) as compared to $(27.26) in the year ended December 31, 2022.

BIO-key International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Cecilia Welch
Name: Cecilia Welch
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).